19
5/16

06007873

AB 4/19 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASHINGTON, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRUDERMAN BROTHERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 HAVEN AVENUE, SUITE 226
(No. and Street)

PORT WASHINGTON (City) NY (State) 11050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATTHEW J. BRUDERMAN (516) 767-3515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

5/17/06

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW J. BRUDERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRUDERMAN BROTHERS, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

VINCENT PAOLUCCI
NOTARY PUBLIC, State of New York
No. [illegible]-4725761
Qualified in Nassau County
Commission Expires May 31, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

BRUDERMAN BROTHERS, INC.

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
NOTES TO FINANCIAL STATEMENT	3-4

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Bruderman Brothers, Inc.

We have audited the accompanying statement of financial condition of Bruderman Brothers, Inc. (the "Company") as of December 31, 2005 you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bruderman Brothers, Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 23, 2006

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash	$ 8,434	
Marketable security	10,554	
Deposits	548	
TOTAL ASSETS		$ 19,536

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Due to stockholder	$ 3,000	
TOTAL LIABILITIES		$ 3,000
STOCKHOLDER'S EQUITY		
Common stock par value $0.01; 200 shares authorized; 100 shares issued and outstanding	1	
Additional paid-in capital	50,020	
Accumulated deficit	(33,485)	
TOTAL STOCKHOLDER'S EQUITY		16,536
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 19,536

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business
Bruderman Brothers, Inc. (the "Company") was incorporated in New York State in January 1996. In February of 2000, the Company became a broker and dealer in securities that is registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company is exempt from rule 15c3-3 of the Securities Exchange Act of 1934.

The Company assists companies seeking to raise debt and equity financing.

Marketable Security
The marketable security is valued at the closing price on the last day of the year.

Income Taxes
The stockholder of the Company elected that the Company be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of the New York State Franchise Tax Act. Under those provisions, the Company does not pay federal or state corporate income taxes. The stockholder is liable for individual federal and state income taxes on the Company's taxable income.

Use of Estimates
The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of Credit Risk- Cash
The Company maintains cash balances in one financial institution. The balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At times, the amount may exceed FDIC limits. At December 31, 2005, the Company's cash balance did not exceed this limit.

NOTE 2 - Marketable Security

At December 31, 2005, the marketable security consisted entirely of 300 shares of common stock in The NASDAQ Stock Market, Inc.

NOTE 3 - Related Party Transactions

Due from Affiliate and Loan Receivable from Stockholder

During February 2005, the Company reclassified the amount of $52,774 due from an affiliated entity owned by the Company's stockholder to loan receivable from stockholder.

On February 24, 2005, the Company provided notification to the SEC and NASD of a distribution of $365,185 for which the entire amount is related to the extinguishment of the loan receivable from the stockholder. The remaining balance of the loan receivable from the stockholder of $12,089 was repaid during January and February 2005. The loan was non-interest bearing for the period it was outstanding.

Due to Stockholder

During 2005, the stockholder advanced $3,000 to the Company. The amount is non-interest bearing and has no specific repayment date.

NOTE 4 - Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company's net capital amounted to $14,405 which was $9,405, in excess of its required net capital of $5,000. The Company's net capital ratio was .21 to 1 at December 31, 2005.